Exhibit 99.1

Phoenix New Media Reports First Quarter 2021 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 10, 2021

BEIJING, China, May 11, 2021 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “During the first quarter of 2021, we adapted to the evolving advertising landscape and implemented active measures to increase user traffic, enhance user engagement, and improve user retention. Those measures include producing more exclusive, premium, and original content, leveraging social media distribution to reach a broader audience, and augmenting our premium content pool operations. In addition, we continued to explore new business initiatives to diversify our revenue sources and increase our ability to manage macro risks. Going forward, we will continue to focus on fortifying our leadership in news reporting, expanding our new media influence to build a solid foundation for sustainable growth. We seek to leverage our core competencies to capitalize on emerging opportunities as the economy recovers in 2021.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Certain segment of our advertising business experienced continued pressure during the first quarter of 2021, thus causing our net advertising revenue to decline slightly year over year. However, thanks to our continued efforts in diversifying our revenue streams, the growth in our paid services revenues partially offset the decline in our net advertising revenues. This led to our total revenues remaining relatively steady on a year-over-year basis. Going forward, we believe that the recovery of our brand advertising business, combined with the progress we have achieved in various new business initiatives, is setting the stage for a revitalization of our future growth.”

First Quarter 2021 Financial Results

As disclosed in the second quarter 2020 unaudited financial results announcement made on August 17, 2020, the Company sold all of its investment in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) in the second quarter of 2020 and the disposal of Tadu was qualified for reporting as a “discontinued operation” in the Company’s financial statements. Accordingly, Tadu’s results of operations have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of comprehensive income/(loss) and are presented in separate line items as discontinued operations for all prior periods. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

REVENUES

Total revenues in the first quarter of 2021 decreased by 2.3% to RMB226.1 million (US$34.5 million) from RMB231.4 million in the same period of 2020, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the first quarter of 2021 decreased by 3.5% to RMB201.3 million (US$30.7 million) from RMB208.7 million in the same period of 2020, mainly due to the reduction in advertising budgets of advertisers in certain industries in the first quarter of 2021.

Paid services revenues1 in the first quarter of 2021 increased by 9.3% to RMB24.8 million (US$3.8 million) from RMB22.7 million in the same period of 2020. Revenues from paid contents in the first quarter of 2021 decreased by 11.8% to RMB10.5 million (US$1.6 million) from RMB11.9 million in the same period of 2020, mainly due to the broader market conditions reflecting the trend towards free online reading. Revenues from E-commerce and others in the first quarter of 2021 increased by 32.4% to RMB14.3 million (US$2.2 million) from RMB10.8 million in the same period of 2020, which was mainly caused by the increase in revenues from E-commerce and online real estate related services.

COST OF REVENUES

Cost of revenues in the first quarter of 2021 increased by 2.7% to RMB108.1 million (US$16.5 million) from RMB105.3 million in the same period of 2020. The increase in cost of revenues was mainly due to the following:

●

Content and operational costs in the first quarter of 2021 increased by 5.4% to RMB91.7 million (US$14.0 million) from RMB87.0 million in the same period of 2020, mainly caused by the resumption of normal operations in the first quarter of

[1]

Prior to 2021, paid services revenues comprised of (i) revenues from paid contents, which included digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which included web-based games and mobile games, (iii) revenues from MVAS, and
(iv) revenues from others.

As revenues from games and revenues from MVAS were small and had been declining for the past years, to better reflect the Company’s paid services revenues disaggregated by products and services, beginning from January 1, 2021, paid services revenues have been re-grouped and comprise of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii)
revenues from E-commerce and others, which mainly includes revenues from E-commerce, MVAS, games and others. For comparison purposes, the revenues from paid services for the quarters of 2020 have been retrospectively re-classified.

2021 as compared to decreased operational activities in the same period of 2020 due to COVID-19 impact in China at that time. Share-based compensation included in the content and operational costs in the first quarter of 2021 decreased to RMB0.3 million (US$0.05 million) from RMB1.1 million in the same period of 2020.

The increase was partially offset by the following:

●

Revenue sharing fees in the first quarter of 2021 decreased by 39.5% to RMB2.6 million (US$0.4 million) from RMB4.3 million in the same period of 2020, mainly due to the decrease in revenue sharing fees paid to telecom operators.

●	Bandwidth costs in the first quarter of 2021 decreased slightly to RMB13.8 million (US$2.1 million) from RMB14.0 million in the same period of 2020.

GROSS PROFIT

Gross profit in the first quarter of 2021 decreased by 6.4% to RMB118.0 million (US$18.0 million) from RMB126.1 million in the same period of 2020. Gross margin in the first quarter of 2021 decreased to 52.2% from 54.5% in the same period of 2020, mainly caused by the year-over-year increase in cost of revenues as well as the year-over-year decrease in revenues in the first quarter of 2021, as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the first quarter of 2021, excluding share-based compensation, decreased to 52.3% from 55.0% in the same period of 2020.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the first quarter of 2021 decreased by 18.8% to RMB159.9 million (US$24.4 million) from RMB197.0 million in the same period of 2020, mainly due to the decrease in the Company’s traffic acquisition expenses and the personnel-related expenses caused by the Company’s strict cost control measures taken to enhance its operating efficiency. Share-based compensation included in operating expenses in the first quarter of 2021 was RMB1.0 million (US$0.2 million), compared to RMB1.6 million in the same period of 2020.

Loss from operations in the first quarter of 2021 was RMB41.9 million (US$6.4 million), compared to RMB70.9 million in the same period of 2020. Operating margin in the first quarter of 2021 was negative 18.6%, compared to negative 30.7% in the same period of 2020.

Non-GAAP loss from operations in the first quarter of 2021, which excluded share-based compensation, was RMB40.7 million (US$6.2 million), compared to RMB68.3 million in the same period of 2020. Non-GAAP operating margin in the first quarter of 2021, excluding share-based compensation, was negative 18.0%, compared to negative 29.5% in the same period of 2020.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, changes in fair value of forward contract in relation to disposal of investments in Particle and others, net2. Total net other income in the first quarter of 2021 was RMB12.5 million (US$1.9 million), compared to RMB24.3 million in the same period of 2020.

●	Net interest income in the first quarter of 2021 increased to RMB10.7 million (US$1.6 million) from RMB6.4 million in the same period of 2020.

●	Foreign currency exchange loss in the first quarter of 2021 was RMB2.8 million (US$0.4 million), compared to RMB1.7 million in the same period of 2020.

●	Loss from equity method investments, net of impairment, in the first quarter of 2021 was RMB0.1 million (US$0.02 million), compared to RMB0.2 million in the same period of 2020.

●	Changes in fair value of forward contract in relation to disposal of investments in Particle in the first quarter of 2021 was nil, compared to a gain of RMB14.7 million in the same period of 2020.

[2] “Others, net” primarily consists of government subsidies and litigation loss provisions.

●	Others, net, in the first quarter of 2021 decreased to RMB4.7 million (US$0.7 million), from RMB5.1 million in the same period of 2020.

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss from continuing operations attributable to Phoenix New Media Limited in the first quarter of 2021 was RMB29.2 million (US$4.5 million), compared to RMB38.6 million in the same period of 2020. Net margin from continuing operations in the first quarter of 2021 was negative 12.9%, compared to negative 16.7% in the same period of 2020. Net loss from continuing operations per diluted ordinary share in the first quarter of 2021 was RMB0.05 (US$0.01), compared to a net loss from continuing operations per diluted ordinary share of RMB0.07 in the same period of 2020.

Non-GAAP net loss from continuing operations attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, and changes in fair value of forward contract in relation to disposal of investments in Particle as applicable, was RMB27.8 million (US$4.2 million) in the first quarter of 2021, compared to RMB50.5 million in the same period of 2020. Non-GAAP net margin from continuing operations in the first quarter of 2021 was negative 12.3%, compared to negative 21.8% in the same period of 2020. Non-GAAP net loss from continuing operations per diluted ADS3 in the first quarter of 2021 was RMB0.38 (US$0.06), compared to RMB0.69 in the same period of 2020.

In the first quarter of 2021, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of March 31, 2021, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2021, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.58 billion (US$240.9 million).

Business Outlook

For the second quarter of 2021, the Company expects its total revenues to be between RMB263.8 million and RMB283.8 million; net advertising revenues are expected to be between RMB244.8 million and RMB259.8 million; and paid services revenues are expected to be between RMB19.0 million and RMB24.0 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to change and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 10, 2021 (May 11, 2021 at 9:00 a.m. Beijing/Hong Kong time) to discuss its first quarter 2021 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by navigating to http://apac.directeventreg.com/registration/event/2227658. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email. Please dial in 10 minutes prior to the call, using the participant dial-in numbers, Direct Event Passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process.

A replay of the call will be available through May 19, 2021 by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	2227658

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited, non-GAAP net margin from continuing operations and non-GAAP net income or loss from continuing operations per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and impairment of goodwill. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited is net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, impairment of goodwill, income or loss from equity method investments, net of impairment, gain on disposal of available-for-sale debt investments and changes in fair value of forward contract in relation to disposal of investments in Particle. Non-GAAP net margin from continuing operations is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss from continuing operations per diluted ADS is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, which have been and will continue to be significant recurring items, and without the effect of impairment of goodwill, gain on disposal of available-for-sale debt investments and changes in fair value of forward contract in relation to disposal of investments in Particle which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2020*	2021	2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	357,796	393,550	60,067
Term deposits and short term investments	1,280,033	1,159,786	177,018
Restricted cash	31,039	25,093	3,830
Accounts receivable, net	675,616	578,900	88,357
Amounts due from related parties	32,587	34,859	5,321
Prepayment and other current assets	42,846	48,602	7,418
Total current assets	2,419,917	2,240,790	342,011
Non-current assets:
Property and equipment, net	62,649	56,437	8,614
Intangible assets, net	12,396	12,347	1,885
Available-for-sale debt investments	36,662	35,150	5,365
Equity investments, net	94,821	108,714	16,593
Deferred tax assets	86,867	89,140	13,605
Operating lease right-of- use assets, net	49,487	42,466	6,482
Other non-current assets	9,753	9,293	1,418
Total non-current assets	352,635	353,547	53,962
Total assets	2,772,552	2,594,337	395,973
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	221,203	201,052	30,687
Amounts due to related parties	34,420	32,784	5,004
Advances from customers	38,835	36,528	5,575
Taxes payable	402,610	397,725	60,705
Salary and welfare payable	156,599	88,707	13,539
Accrued expenses and other current liabilities	172,376	129,611	19,782
Operating lease liabilities	36,370	32,385	4,943
Total current liabilities	1,062,413	918,792	140,235
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	200
Long-term liabilities	28,182	28,182	4,301
Operating lease liabilities	16,672	10,174	1,553
Total non-current liabilities	46,166	39,668	6,054
Total liabilities	1,108,579	958,460	146,289
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,671
Class B ordinary shares	22,053	22,053	3,366
Additional paid-in capital	1,620,580	1,621,904	247,551
Statutory reserves	92,017	92,017	14,045
Accumulated deficit	(88,191)	(117,364)	(17,914)
Accumulated other comprehensive loss	(28,214)	(27,927)	(4,262)
Total Phoenix New Media Limited shareholders’ equity	1,635,744	1,608,182	245,457
Noncontrolling interests	28,229	27,695	4,227
Total shareholders' equity	1,663,973	1,635,877	249,684
Total liabilities and shareholders’ equity	2,772,552	2,594,337	395,973

 * Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2021.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income /(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$

Revenues:
Net advertising revenues	208,710	336,653	201,313	30,726
Paid service revenues	22,666	25,546	24,778	3,782
Total revenues	231,376	362,199	226,091	34,508
Cost of revenues	(105,298)	(179,224)	(108,104)	(16,500)
Gross profit	126,078	182,975	117,987	18,008
Operating expenses:
Sales and marketing expenses	(81,623)	(75,660)	(64,843)	(9,898)
General and administrative expenses	(70,272)	(70,716)	(54,828)	(8,368)
Technology and product development expenses	(45,111)	(42,617)	(40,275)	(6,147)
Impairment of goodwill	-	(22,786)	-	-
Total operating expenses	(197,006)	(211,779)	(159,946)	(24,413)
Loss from operations	(70,928)	(28,804)	(41,959)	(6,405)
Other income/(loss):
Interest income, net	6,402	9,309	10,740	1,639
Foreign currency exchange (loss)/gain	(1,728)	3,921	(2,765)	(422)
Loss from equity method investments, net of impairment	(236)	(179)	(107)	(16)
Gain on disposal of available-for-sale debt investments	-	477,254	-	-
Changes in fair value of forward contract in relation to disposal of investments in Particle	14,744	-	-	-
Others, net	5,116	8,770	4,670	713
(Loss)/income from continuing operations before income taxes	(46,630)	470,271	(29,421)	(4,491)
Income tax benefit/(expense)	757	(14,793)	(250)	(38)
Net (loss)/income from continuing operations	(45,873)	455,478	(29,671)	(4,529)
Net loss from discontinued operations, net of income taxes	(44,497)	-	-	-
Net (loss)/income	(90,370)	455,478	(29,671)	(4,529)
Net loss/(income) attributable to noncontrolling interests:
Net loss/(income) from continuing operations attributable to noncontrolling interests	7,254	(700)	498	76
Net loss from discontinued operations attributable to noncontrolling interests	22,875	-	-	-
Net loss/(income) attributable to noncontrolling interests	30,129	(700)	498	76
Net (loss)/income attributable to Phoenix New Media Limited:
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(38,619)	454,778	(29,173)	(4,453)
Net loss from discontinued operations attributable to Phoenix New Media Limited	(21,622)	-	-	-
Net (loss)/income attributable to Phoenix New Media Limited	(60,241)	454,778	(29,173)	(4,453)
Net (loss)/income	(90,370)	455,478	(29,671)	(4,529)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	-	(2,736)	(1,730)	(264)
Other comprehensive loss, net of tax: reclassification adjustment for disposal of available-for-sale debt investments	-	(491,197)	-	-
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	30,428	(41,326)	2,017	308
Comprehensive loss	(59,942)	(79,781)	(29,384)	(4,485)
Comprehensive loss/(income) attributable to noncontrolling interests	30,129	(700)	498	76
Comprehensive loss attributable to Phoenix New Media Limited	(29,813)	(80,481)	(28,886)	(4,409)
Basic net (loss)/income per Class A and Class B ordinary share:
-Continuing operations	(0.07)	0.78	(0.05)	(0.01)
-Discontinued operations	(0.03)	-	-	-
Basic net (loss)/income per Class A and Class B ordinary share	(0.10)	0.78	(0.05)	(0.01)
Diluted net (loss)/income per Class A and Class B ordinary share:
-Continuing operations	(0.07)	0.78	(0.05)	(0.01)
-Discontinued operations	(0.03)	-	-	-
Diluted net (loss)/income per Class A and Class B ordinary share	(0.10)	0.78	(0.05)	(0.01)

Basic (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	(0.53)	6.25	(0.40)	(0.06)
-Discontinued operations	(0.30)	-	-	-
Basic net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)	(0.83)	6.25	(0.40)	(0.06)
Diluted net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	(0.53)	6.25	(0.40)	(0.06)
-Discontinued operations	(0.30)	-	-	-
Diluted net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)	(0.83)	6.25	(0.40)	(0.06)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	208,710	336,653	201,313	30,726
Paid services	22,666	25,546	24,778	3,782
Total revenues	231,376	362,199	226,091	34,508
Cost of revenues
Net advertising service	97,233	165,581	101,255	15,455
Paid services	8,065	13,643	6,849	1,045
Total cost of revenues	105,298	179,224	108,104	16,500
Gross profit
Net advertising service	111,477	171,072	100,058	15,271
Paid services	14,601	11,903	17,929	2,737
Total gross profit	126,078	182,975	117,987	18,008

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	4,256	6,897	2,571	392
Content and operational costs	87,030	158,458	91,717	13,999
Bandwidth costs	14,012	13,869	13,816	2,109
Total cost of revenues	105,298	179,224	108,104	16,500

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2020				Three Months Ended December 31, 2020				Three Months Ended March 31, 2021
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	126,078	1,141	(1)	127,219	182,975	229	(1)	183,204	117,987	268	(1)	118,255
Gross margin	54.5%			55.0%	50.5%			50.6%	52.2%			52.3%
		2,666	(1)			2,734	(1)			1,288	(1)
		-	(2)			22,786	(2)			-	(2)
Loss from operations	(70,928)	2,666		(68,262)	(28,804)	25,520		(3,284)	(41,959)	1,288		(40,671)
Operating margin	(30.7)%			(29.5)%	(8.0)%			(0.9)%	(18.6)%			(18.0)%
		2,666	(1)			2,734	(1)			1,288	(1)
		-	(2)			22,786	(2)			-	(2)
		236	(3)			179	(3)			107	(3)
		-	(4)			(573,860)	(4)			-	(4)
		(14,744)	(5)			-	(5)			-	(5)
		-	(6)			(11,393)	(6)			-	(6)
		-	(7)			96,606	(7)			-	(7)
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(38,619)	(11,842)		(50,461)	454,778	(462,948)		(8,170)	(29,173)	1,395		(27,778)
Net margin	(16.7)%			(21.8)%	125.6%			(2.3)%	(12.9)%			(12.3)%
Net (loss)/income per ADS-diluted	(0.53)			(0.69)	6.25			(0.11)	(0.40)			(0.38)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,790,541			72,790,541	72,790,541			72,790,541	72,790,541			72,790,541

(1) Share-based compensation

(2) Impairment of goodwill

(3) Loss from equity method investments, net of impairment

(4) Gain on disposal of available-for-sale debt investments

(5)  Changes in fair value of forward contract in relation to disposal of investments in Particle

(6)  Loss attributable to noncontrolling interest related to item (2)

(7)  Accrued withholding taxes of item (4). Other non-GAAP to GAAP reconciling items have no income tax effect.